PLUS THERAPEUTICS, INC.

4200 Marathon Blvd., Suite 200

Austin, Texas 78756

October 15, 2020

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plus Therapeutics, Inc. - Registration Statement – Form S-3
File No. 333-249410

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Plus Therapeutics, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S‑3 (File No. 333-249410) (the “Registration Statement”) be declared effective on October 19, 2020, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Davina K. Kaile and Nicholas Griffin of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Davina K. Kaile of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4564, or in her absence, Nicholas Griffin at (713) 276-7628.

[Signature Page Follows]

Sincerely,
PLUS THERAPEUTICS, INC.

By:	/s/ Marc H. Hedrick, MD
Marc H. Hedrick, MD
President and Chief Executive Officer

cc:	Andrew Sims
Davina K. Kaile, Esq.